SEC File No. 0-18267

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K / / Form 20-F / / Form 11-K / / Form 10-Q
             / / FORM N-SAR

For Period Ended: December 31, 1999
 / / Transition Report on Form 10-K / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q
 / /  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE  CONSTRUED  TO IMPLY THAT
      THE  COMMISSION  HAS VERIFIED  ANY  INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                           Not Applicable - See Exhibit A (attached)

PART I -- REGISTRANT INFORMATION

                                 NCT Group, Inc.
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Full Name of Registrant

                (formerly Noise Cancellation Technologies, Inc.)
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Former Name if Applicable

                        1025 West Nursery Road, Suite 120
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Address of Principal Executive Office (Street and Number)

                            Linthicum, Maryland 21090
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City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 /X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
See Exhibit A.

                                                              SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Cy E. Hammond        (410)         636-8700
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                  (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
     identify report(s).   /X/  Yes        / /  No
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(3)) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?    /X/  Yes        / /  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A
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                                 NCT Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2000               By:  /s/ CY E. HAMMOND
      ------------------                 -----------------
                                         Cy E. Hammond
                                         Senior Vice President,
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                     Exhibit A

NCT Group, Inc.
Commission File No. 0-18267
Form 12b-25

Part III

As of March 30, 2000, the Registrant has been unable to obtain sufficient additional third party information regarding the accounting for significant transactions, subsequent events and other matters that may impact the content of the financial statements of the Registrant for the period ended December 31,1999. Due to the logistics of collecting and incorporating such additional information, the Registrant was unable to file its Form 10-K on March 30, 2000 without unreasonable effort or expense. The Registrant expects to file its Form 10-K on or before April 14, 2000.

Part IV(3)

Before adjustment, if any, upon receipt of such third party information noted above, the Registrant expects to report in the Form 10-K to which this notification relates that its total revenues for the twelve months ended December 31, 1999, including technology licensing fees, product sales and engineering and development services were $11.1 million, an increase of $7.7 million when compared to the twelve-month period ended December 31, 1998. The Registrant expects to report a net loss of $19.8 million for the twelve months ended December 31, 1999, compared to a net loss of $14.2 million for the twelve-month period ended December 31, 1998. During the twelve months ended December 31, 1999, the Registrant recorded approximately $8.6 million other expense, net of which $7.2 million related to the Registrant's NCT Audio Products, Inc. subsidiary's inability to execute its acquisition of three audio companies. In 1999, $0.4 million of revenue is related to the fourth quarter compared to $1.1 million total revenue for the fourth quarter of 1998. Of the loss for the twelve months ended December 31, 1999, $9.0 million net loss related to the fourth quarter, compared to $6.3 million net loss related to the fourth quarter of 1998. During the three months ended December 31, 1999, the Registrant recorded approximately $3.6 million net of other expense, of which $3.1 million related to the above-noted NCT Audio Products, Inc. difficulties. The Registrant expects to report an $0.18 loss per share for the twelve months ended December 31, 1999, of which $0.04 loss per share is attributable to other expense, compared to a net loss per share of $0.12 for the twelve-month period ended December 31, 1998.